UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

LCA-VISION INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

501803308
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON STEPHEN N. JOFFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON CRAIG P.R. JOFFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON ALAN H. BUCKEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON JASON T. MOGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - See Item 5
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON ROBERT H. WEISMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - See Item 5
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON EDWARD J. VONDERBRINK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - See Item 5
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON ROBERT PROBST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - See Item 5
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON THE LCA-VISION FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 501803308

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, $.001 par value (the “Shares”), of LCA-Vision Inc., a corporation organized under the laws of Delaware (the “Issuer”).

This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons solely to amend Items 2, 4, 5, 6 and 7.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is filed by The LCA-Vision Full Value Committee, (the “Committee”), Dr. Stephen N. Joffe, Craig P.R. Joffe, Alan H. Buckey, Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink.  Dr. Stephen N. Joffe’s Shares are held jointly with his spouse, Sandra Joffe.  Alan H. Buckey’s Shares are held jointly with his spouse, Karen Buckey.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Committee is composed of each of the Reporting Persons who are individuals. The Committee is not a business entity and has no place of organization. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Dr. Stephen N. Joffe is the founder and former Chairman and CEO of LCA-Vision, Inc.  He is currently a private businessman and investor primarily operating his business interests from 9560 Montgomery Road, Cincinnati, Ohio 45242.  Dr. Joffe is a nominee for the Board of Directors of the Issuer.

Craig P.R. Joffe is the former Chief Operating Officer and General Counsel of LCA-Vision, Inc., where he also served as Interim CEO from March through November, 2006.  He is currently a private businessman and investor primarily operating his business interests from 8225 Indian Hill Road, Cincinnati, Ohio 45243.  Such interests include Joffe MediCenter, a healthcare services company of which Craig P.R. Joffe is the CEO and Co-Founder with Dr. Stephen N. Joffe.

Alan H. Buckey is the former Executive Vice President and Chief Financial Officer of LCA-Vision, Inc.  He is currently a private businessman and investor operating his business interests from 8533 Twilight Tear Lane, Cincinnati, Ohio 45249.

Jason T. Mogel is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as a Partner with the law firm Spears & Imes LLP.  His principal business address is 423 Atlantic Avenue, #2C, Brooklyn, NY 11217.

Robert Probst is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Dean of the College of Design, Architecture, Art, and Planning of the University of Cincinnati.  His principal business address is University of Cincinnati, 5470N Aronoff, PO Box 210016, Cincinnati, Ohio 45221-0016.

Edward J. VonderBrink is a nominee for the Board of Directors of the Issuer, and as his principal occupation, he is the owner of VonderBrink Consulting LLC, which primarily provides consulting services to private companies. His principal business address is 5536 Jessup Road, Cincinnati, Ohio 45247.

CUSIP NO. 501803308

Robert H. Weisman is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President of Great Water Capital Partners LLC. His principal business address is 255 East Fifth Street, Suite 1900, Cincinnati, Ohio 45202.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Reporting Person who is an individual is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

 Item 4 is hereby amended to add the following:

On January 16, 2009, the Committee filed with the Securities and Exchange Commission (“SEC”) a preliminary consent solicitation statement in connection with its anticipated solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by the Delaware General Corporation Law (the “DGCL”):

•
Repeal any provision of the Issuer’s Bylaws (“the Bylaws”) in effect at the time this proposal becomes effective that were not included in the Bylaws that became effective on December 31, 2008 and that were filed with the SEC on January 6, 2009;

•
Remove without cause each member of the Issuer’s Board of Directors (the “Board”) and each person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships prior to the effectiveness of Proposal 3 below; and

•
Elect each of Dr. Stephen N. Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Issuer (or, if any such Nominee is unable or unwilling to serve as a director of the Issuer, any other person designated as a Nominee by the remaining Nominee or Nominees).

The Committee intends to seek approval of these actions because it continues to believe that the current Board and management team are underperforming and that operational improvement is necessary for the Issuer to increase stockholder value in the long-term.  The Committee believes the approval of the actions will provide the Issuer with qualified and committed directors who, in accordance with their respective fiduciary duties as directors, will direct management to take decisive steps to maximizing stockholder value through optimizing operational performance.

CUSIP NO. 501803308

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 18,547,417 Shares outstanding, which is the total number of Shares outstanding as of October 22, 2008, as reported in the Issuer’s Form 10-Q filed with the SEC on October 28, 2008.

As of the date hereof, Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey beneficially own 1,171,952, 865,468 and 77,900 Shares, respectively, representing approximately 6.3%, 4.6% and less than 1%, respectively, of the Shares outstanding. Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink do not currently directly own any Shares. Each of Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink, by virtue of his status as a director nominee of the Committee and as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, may be deemed to beneficially own the Shares owned by each of Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey.  Each of Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink, disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c) None of the Reporting Persons has effected a transaction in the Shares during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

               On January 16, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the parties agreed to solicit written consents or proxies to elect the Nominees or any other person designated by the Committee as directors of the Issuer and to take all other action necessary or advisable to achieve the foregoing, and (iii) Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey agreed to bear all expenses incurred in connection with the Committee’s activities, including expenses incurred in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.15 and is incorporated herein by reference.

               Pursuant to letter agreements, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman consented to being named as nominees in any consent statement or proxy statement filed by the Committee in connection with the Solicitation and serving as a director of the Issuer if elected. The form of consent letter is attached hereto as Exhibit 99.16 and is incorporated herein by reference.

               Pursuant to letter agreements, Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey have agreed to indemnify Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman against certain claims arising from the Solicitation, subject to certain conditions. The form of indemnification letter agreement is attached hereto as Exhibit 99.17 and is incorporated herein by reference.

Other than as described herein, including the Powers of Attorney filed as part of Item 7 below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 501803308

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to include to following exhibits:

Exhibit	Description

99.1*	Power of Attorney

99.2*	Joint Filing Agreement

99.3*	Letter dated November 21, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.4)

99.4*	Press release dated November 21, 2008

99.5*	Letter dated November 24, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.6)

99.6*	Press release dated November 24, 2008

99.7*	Letter dated December 4, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.8)

99.8*	Press release dated December 4, 2008

99.9*	Letter dated December 9, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.10)

99.10*	Press release dated December 9, 2008

99.11*	Open Letter to Stockholders

99.12*	Letter to the Board

99.13*	Power of Attorney

99.14*	Demand to Inspect Stockholders List et al. dated December 22, 2008

99.15
Joint Filing and Solicitation Agreement by and among Dr. Stephen N. Joffe, Craig P.R. Joffe, Alan H. Buckey, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman dated as of January 16, 2009

99.16	Form of Consent Letter to serve as a nominee and as a director of the Issuer, if elected

99.17	Form of Indemnification Letter Agreement

99.18	Power of Attorney for Jason T. Mogel dated January 16, 2009

99.19	Power of Attorney for Robert Probst dated January 16, 2009

99.20	Power of Attorney for Edward J. VonderBrink dated January 16, 2009

99.21	Power of Attorney for Robert H. Weisman dated January 16, 2009

  * previously filed

CUSIP NO. 501803308

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009

*
DR. STEPHEN N. JOFFE

*
CRAIG P.R. JOFFE

*
ALAN H. BUCKEY

/s/ Andrew Freedman
*By: Andrew Freedman, as Attorney-in-Fact

/s/ Jason T. Mogel
JASON T. MOGEL

/s/ Robert Probst
ROBERT PROBST

/s/ Edward J. VonderBrink
EDWARD J. VONDERBRINK

/s/ Robert H. Weisman
ROBERT H. WEISMAN